Filed by Andrew Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Andrew Corporation
Commission File No. 333-135424
     In connection with their proposed business combination, ADC Telecommunications, Inc. and Andrew Corporation have developed a web site dedicated to providing investors and other interested parties with access to information regarding the proposed transaction. This filing contains screenshots of the homepage of the transaction web site and of the secondary pages linked to the homepage. The address of the home page of the transaction web site is http://www.adcandrewmerger.com.